Beneficial BANK
True to our name. Since 1853.

WSFS bank
We Stand For Service

Filed by WSFS Financial Corporation
pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.

Subject Company: Beneficial Bancorp, Inc.
Commission File Number: 001-36806

November 14, 2018

First Name Last Name
000 Address Street
City, PA 00000-0000

T1 P1

We are pleased to announce that banking in the Delaware Valley is about to get better than ever before. Beneficial Bank, founded in Philadelphia in 1853 has agreed to merge with WSFS Bank. WSFS was founded in 1832 on the same principles as Beneficial…doing what's right financially for customers and the local community.

Two neighboring banks coming together, with a collective and heartfelt belief that a community bank only succeeds if its community succeeds, seems like a powerful idea to us and we hope it will to you as well.

Our merger will provide you with more locations, the largest network of ATMs in the region and the very latest in online and mobile banking technology. Perhaps more importantly, it will give us big bank clout without the "big bank attitude." We will be able to make more and bigger loans for both consumers and businesses; money that will be focused on growing and improving life right here in the Delaware Valley where we all live and work.

Our proposed merger requires regulatory approval, which we expect to receive in the first quarter of 2019. Beneficial and WSFS will continue to operate as two separate entities until we become one bank in August 2019, integrating our systems under the WSFS name. Between now and then, you will see the same people in the branches, speak to the same lenders and deal with the same staff members you've known for years. Our products and services will remain unchanged during this time.

We will provide timely updates on our progress as we work to build the best bank in the Delaware Valley for the Delaware Valley. For the moment, please continue to use your current Beneficial locations and resources. But get ready for plenty of exciting new products, solutions and technologies coming your way, all of which we will keep you posted about on both the Beneficial and WSFS websites. In the meantime, should you have any questions at all please call Beneficial at (888) 742-5272 or WSFS at (302) 792-3446. We'd love to talk to you.

Thank you for allowing us the opportunity to serve you, and for joining us on this journey.

Sincerely,

Gerard P. Cuddy
President and CEO
Beneficial Bank

Rodger Levenson
President and CEO on January 1, 2019
WSFS Bank

Beneficial Bank 1818 Market Street, Philadelphia, PA 19103 | **WSFS Bank** 500 Delaware Avenue, Wilmington, DE 19801

Member FDIC

1

In connection with the proposed merger of Beneficial and WSFS, the following disclosures are required. Important Additional Information will be Filed with the SEC This joint letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by WSFS Financial Corporation (“WSFS”) of Beneficial Bancorp, Inc. (“Beneficial”) (the “Proposed Transaction”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful. In connection with the Proposed Transaction, WSFS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of WSFS and Beneficial and a prospectus of WSFS (the “Joint Proxy/Prospectus”), and each of WSFS and Beneficial may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Joint Proxy/Prospectus have been mailed to stockholders of WSFS and Beneficial. Stockholders are urged to read the Registration Statement and Joint Proxy/Prospectus regarding the Proposed Transaction carefully and in their entirety and any other relevant documents filed with the SEC by WSFS and Beneficial, as well as any amendments or supplemental to those documents, because they will contain important information about the Proposed Transaction. Free copies of the Registration Statement and the Joint Proxy/Prospectus, as well as other filings containing information about WSFS and Beneficial, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801 or by directing a request to Beneficial Bancorp, Inc., Beneficial Bank Place, 1818 Market Street, Philadelphia, Pennsylvania 19103. Participants in the Solicitation WSFS, Beneficial and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of WSFS or Beneficial in respect of the Proposed Transaction. Information about WSFS’ directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 23, 2018, and information regarding Beneficial’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 8, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph. Forward-Looking Statements This joint letter contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements relating to the impact WSFS expects its proposed acquisition of Beneficial to have on the combined entity’s operations, financial condition, and financial results, and WSFS’ expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies WSFS expects to realize as a result of the proposed acquisition. The forward-looking statements also include predications or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (many of which are beyond the control of WSFS and Beneficial) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in WSFS’ share price before closing, that the businesses of WSFS and Beneficial will not be integrated successfully, that the cost savings and any synergies from the proposed acquisition may not be fully realized or may take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom WSFS or Beneficial have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of shares of WSFS common stock to be issued in the transaction, the reaction to the transaction of the companies’ customers, employees and counterparties and other factors, many of which are beyond the control of WSFS and Beneficial. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of WSFS’ Annual Report on Form 10-K for the year ended December 31, 2017, the Annual Report on Form 10-K filed by Beneficial for the year ended December 31, 2017 and any updates to those risk factors set forth in WSFS’ and Beneficial’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by WSFS and Beneficial with the SEC and are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included in this joint letter are expressly qualified in their entirety by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on WSFS, Beneficial or their respective businesses or operations. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither WSFS nor Beneficial undertakes any obligation, and specifically declines any obligation, to revise or update any forward-looking statements, whether as a result of new information, future developments or otherwise.